SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

March 16, 2005

Commission file number 1-9337

BG Group plc
(Translation of registrant’s name into English)

100 Thames Valley Park Drive
Reading RG6 1PT
ENGLAND
(Address of principal executive offices)

==========================

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

Enclosure: The BG Group plc’s Annual Review 2004 for the fiscal year ended December 31, 2004.

Back to Contents

Back to Contents

Group Overview

Back to Contents

BG Group Highlights 2004

Delivering value across the gas chain

Exploration and Production (E&P)
Our E&P activities include the exploration, development, production and marketing of gas and oil. We use our technical, commercial and gas chain skills to deliver projects at low cost, whilst maximising the sales value of our hydrocarbons.	£1 204m total operating profit 7% increase in volume

Liquefied Natural Gas (LNG)
BG Group’s LNG activities combine the development of LNG liquefaction and regasification facilities with the purchasing, shipping and sale of LNG. We use our expertise in LNG to deliver our own and connect other producers’ gas reserves to markets.	£94m total operating profit 22% increase in total operating profit

Transmission and Distribution (T&D) Our T&D expertise and activities develop markets for natural gas and provide them with supply through transmission and distribution networks.	£134m total operating profit 16% increase in total operating profit

Power Generation (Power) BG Group’s Power business segment includes the development, ownership and operation of gas-fired power generation plants.	£121m total operating profit 2.8 GW power capacity

Contents

	2	Chairman and Chief Executive’s statement
	4	Strategy and Performance
	8	Corporate Responsibility
	10	Governance and risk
	12	Board of Directors
	14	Summary Directors’ report
	15	Summary Remuneration report
	19	Summary Financial Statements
	23	Notice of Annual General Meeting
*See page 21 for segmental analysis.

BG GROUP ANNUAL REVIEW 2004	1

Back to Contents

Chairman and Chief Executive’s statement

Market overview – the rise of gas

The oil and gas industry benefited from higher oil and gas prices during 2004. We believe that there are a number of important factors specific to the natural gas business that will sustain the positive business environment for gas.

Gas is more abundant than oil and it also has the lowest carbon dioxide emissions for given energy output of all fossil fuels.

Underpinning these advantages are the improvements in the cost structure of gas supply that continue to ensure the price competitiveness of gas in the marketplace.

In 2004, the US-based Energy Information Administration predicted that the compound annual growth rate for global gas consumption will substantially exceed those of other fossil fuels.

We are pleased to be able to report that for BG Group 2004 was another year of strong earnings progression underpinned by continuing underlying growth. We have raised some of our key 2006 targets and made excellent progress in accelerating some of our most important projects. We remain confident of the Group’s outstanding long-term growth prospects.

We achieved an increase in operating profit of 22%, bringing our total operating profit to £1 522 million. At constant US$/UK£ exchange rates and upstream prices, total operating profit increased by 8%.

Our earnings, excluding exceptional items, were up by 23% to £842 million and we have raised the dividend by 10% to 3.81 pence per share – which is consistent with our aim of long-term dividend growth.

THE GLOBAL ENERGY MARKET
Global demand for energy was strong in 2004 and we saw exceptionally high oil prices. Against this background, natural gas is expected to increase its share of the energy market, reflecting its growing status as the fuel of choice.

At a global level, the supply of gas is plentiful, although often not in the same geographic location as demand. This, of course, is how our opportunities arise. BG Group has knowledge and experience of all parts of the gas chain which enables us to create value both for our shareholders and for our host countries.

OUR STRATEGY
The central theme of our strategy is straightforward – we connect high value markets to competitively priced gas, quickly and efficiently, thereby creating value. Key to success is a deep understanding of markets together with the ability to achieve value in all parts of the gas chain.

CORPORATE RESPONSIBILITY
Energy resources are very often in parts of the world which have a more challenging

2	BG GROUP ANNUAL REVIEW 2004

Back to Contents

political or business environment. These environments reinforce the need for our strong corporate governance and risk management procedures.

We aim to run our business in accordance with our Statement of Business Principles. It is essential to our long-term success that we create value not only for shareholders but also for our host governments and communities, and that we conduct our business in accordance with the highest ethical standards.

Corporate responsibility remains core to all our business decisions. To put it simply, we believe that it is good business to operate responsibly.

BUSINESS PERFORMANCE
BG Group delivered all the projects due for completion during 2004, including first liquids from the giant Karachaganak gas condensate field in Kazakhstan being exported via the CPC pipeline to western markets. Another significant achievement in 2004 has been the acceleration of a number of key projects. Both Egyptian LNG Trains 1 and 2 are due to begin ahead of schedule in 2005. The acceleration of Egyptian LNG, already the fastest LNG project ever delivered, has enabled us (along with an improved performance from our Atlantic LNG facility in Trinidad and Tobago) to increase our LNG volume target for 2006, and says much about our project delivery capability.

Our Exploration and Production (E&P) business remains our centre of gravity. Our downstream businesses, Liquefied Natural Gas (LNG), Transmission and Distribution (T&D) and Power Generation (Power), are also important contributors to growth and profits.

E&P continued to perform strongly with total production increasing by 9%. We have increased our 2006 production target by 9.4% to 580 000 barrels of oil equivalent per day.

Our exploration and appraisal success continued in 2004. During the year, we drilled and evaluated 28 wells, with a success rate of 64%, bringing our five year average to around 73%.

In LNG our position as a sector leader continues to strengthen. Our LNG business continued to grow during 2004 and we expect LNG to be a strong growth engine for our business. In 2004, BG Group delivered more than 40% of LNG imported into the US market, making us the largest importer of LNG into the USA for the second year running.

T&D has continued to return good results and performed well with total operating profit increasing by 16% in 2004. Growth was most notable at Comgas in Brazil. Our T&D operations are located in countries with huge potential for growth in gas demand, such as Brazil and India.

Power generation continues to be a significant driver in long-term gas demand and BG Group will remain focused on identifying growth opportunities in this segment. The contribution of Power to the Group’s operating profits was slightly below the 2003 figure due to the impact of the weaker US dollar.

BOARD AND EXECUTIVE
Three long-serving directors are standing down from the Board at the AGM – Keith Mackrell, Elwyn Eilledge and Dame Stella Rimington. Keith Mackrell joined the Board of British Gas in 1994 and was appointed Deputy Chairman in 2000. Elwyn Eilledge and Dame Stella Rimington joined the Board of BG plc upon demerger in February 1997. They have been part of the major transition and great success of recent years. We shall miss their wisdom and advice.

We welcome Baroness Hogg, who joined our Board in January 2005.

During 2004 we made two appointments to our Executive team: Jørn Berget was appointed Executive Vice President, BG Advance, where he will be responsible for the continuing development of our strategic technical and commercial capabilities; and Peter Hughes was appointed Executive Vice President, Group Strategy.

OUR FUTURE
Alongside our distinctive strategy BG Group has an explicit set of competitive advantages. Unique to the sector is our focus on gas combined with our market-led approach. We have an organisational structure which is strongly aligned with our strategy. We have a portfolio of high quality assets working ever more closely together and we have a heritage of skills right across the gas chain. These skills have enabled us to establish a successful track record of exploration and project delivery as well as giving us the ability to handle the immense technical and commercial complexities characterising today’s gas chains. And pulling together all of these tangible assets are the intrinsic qualities of who we are and how we go about our business. Herein lies the principal sustainable source of our competitive advantage. As we look forward into 2005 and beyond, we are confident that this combination of strategy, organisation, skills and portfolio, together with our fundamental approach to this business, will continue to create and deliver exceptional value for our shareholders.

Sir Robert Wilson,
Chairman

Frank Chapman,
Chief Executive

BG GROUP ANNUAL REVIEW 2004	3

Back to Contents

Strategy and Performance

Our strategy

As an integrated gas company, we aim to deliver continued and sustainable growth in shareholder value through a strategy which capitalises on the Group’s skills and experience. We believe that successful partnerships with host countries and communities are an essential part of creating good and sustainable returns for shareholders.

We combine a deep understanding of gas markets with industry leading skills in finding and commercialising gas and in project delivery. This enables us to access competitively priced resources and bring them to market quickly and cost effectively and to create value across the gas chain.

Our strategy consists of the following key elements:

•  Market focus: we seek to maintain a deep understanding of current gas demand and future market trends – and of how to connect reserves to those markets. We aim to have a balance between major OECD markets and selected developing markets.

•  Integration: we continue to build a portfolio of assets which are becoming increasingly connected and complementary to each other. Our skills across the gas chain help develop and take advantage of new opportunities.

•  Competitive gas supplies: securing competitively priced supply is an essential part of our strategy for success, since cost leadership is a pre-requisite for long-term success in a commodity business.

•  Future growth: four key drivers will underpin future long-term growth: a strong asset base with in-built growth; incremental investments around the asset base; connecting assets to enhance value; and identifying new opportunities to add value.

Strategy by business segment
E&P is and will remain for the foreseeable future our principal value creator based on its long life assets and growing exploration prospect inventory.

In LNG, we have strengthened our position in the Atlantic Basin, moving to develop multiple regasification positions and building competitively priced and flexible supplies. Strong future growth prospects mean that LNG is expected to make an increasing contribution to Group earnings year on year.

In T&D, through our Brazilian and Indian businesses, we are focused on markets with significant potential growth in gas usage.

A large proportion of incremental worldwide demand is attributable to power stations and we will continue to seek selective additions to our portfolio of high return power assets.

A LOOK AT OUR BUSINESS
At BG Group, we have four main business segments. Our high performing E&P or ‘upstream’ business remains our centre of gravity. Our focus remains firmly on gas with around 72% of production being made up of gas.

Our LNG business continues to grow and we expect LNG to make an increasing contribution to Group earnings year on year. T&D and Power combined with LNG form the remainder of our ‘downstream’ activities and complete our skill set in all aspects of the natural gas business.

We have businesses in over 20 countries

on five continents. Our business is managed regionally.

A map showing the regions and the business segments we operate in each region is on the inside front cover of this report.

HOW OUR BUSINESSES PERFORMED
2004 was another year of strong growth and achievement for BG Group. All our main business segments provided operating profits, with the total Group operating profit, excluding exceptional items*, at £1 522 million, up 22% compared with 2003.

Our turnover in 2004 was £4 082 million as compared to £3 857 million in 2003 – an increase of 14%.

Earnings have continued to grow strongly; reaching £842 million, excluding exceptional items*, an increase of 23% over 2003.

Exploration and Production†
Our E&P business had another strong year in 2004 and contributed 79% of total operating profit. Production increased by 7% to 166.8 million barrels of oil equivalent (mmboe).

E&P turnover increased by 20% to £2 153 million in 2004. E&P operating profit increased by 26% to £1 204 million, reflecting production growth from the Karachaganak field in Kazakhstan, production from the Scarab Saffron fields in Egypt and the newly acquired assets and

*Continuing operations only. See the Summary Directors’ Report on page 14 for a description of exceptional items in 2004 and 2003.
†Countries are listed in order of production volume.

4	BG GROUP ANNUAL REVIEW 2004

Back to Contents

in Canada and Trinidad and Tobago and overall higher oil and gas prices, offset by a weaker US dollar exchange rate. At constant prices and US$/UK£ exchange rates, E&P’s operating profit would have increased by approximately 6%.

During 2004, we completed 28 exploration and appraisal wells, of which 18 were successful – resulting in a 64% success rate.

The Group replaced 126% of proved reserves, giving a three year reserves replacement rate of 248%.

UK and Norway
The UK accounted for around 40% of our production in 2004. The principal operating assets include the Armada and Seymour fields, the Blake Area, the Easington Catchment Area, the Everest and Lomond fields, the J-Block and Jade fields and the Central Area Transmission System. In 2004, further progress was made on the Atlantic/Cromarty and Buzzard fields which are expected to begin production towards the end of 2005 and 2006 respectively. Successful appraisal was also completed on the Maria and Maria Horst fields and a discovery was made on the NW Seymour field.

Since entry in early 2004, we now hold nine exploration licences offshore Norway. We are in the process of acquiring seismic data on these areas, with the potential for exploration drilling in 2005 or 2006.

Kazakhstan
We are the joint operator of the Karachaganak field, one of the largest oil and gas condensate fields in the world. In May 2004, the new Phase 2 facilities came fully on-stream. As a consequence, approximately 60% of liquids produced are now sold at Novorossiysk at international prices. The remaining untreated production continues to be sold to Russian markets. The Group is also a partner in the North Caspian Sea PSA (BG Group 16.67%)

including the Kashagan field, and is currently progressing the disposal of its interest.

Egypt
2004 was a year of considerable progress for our Egyptian activities. We continue to be a key supplier to the domestic market through our fields offshore the Nile Delta and expect to supply the Egyptian LNG export project from the second quarter of 2005. In 2004, we also acquired an additional 40% in the Rosetta concession and reached agreement to increase the contracted quantity to 345 million standard cubic feet per day (mmscfd) from 275 mmscfd, from the second quarter of 2005.

Trinidad and Tobago
We produced 19 mmboe of gas in Trinidad and Tobago in 2004 with the gas being supplied to both the domestic market and into Atlantic LNG for export to North America. In May 2004, we acquired operatorship and 65% of the onshore Central Block development in Trinidad, which includes the Carapal Ridge discovery, the largest made onshore in Trinidad in 40 years.

Tunisia
We produced 12.3 mmboe of gas and condensate in Tunisia during 2004 from our Miskar field and supplied around 50% of Tunisian gas demand.

India
In 2004, gross production from our expanded Panna/Mukta and Tapti (PMT) fields constituted approximately 10% of India’s total oil and gas production. The PMT fields have substantial expansion potential and we are working with our partners and the Indian Government to progress expansion projects that plan to double the fields’ production rates in the next four years.

Bolivia
We hold a number of E&P interests in Bolivia. In the fourth quarter of 2004, first production from the Margarita Early Production Facilities

BG GROUP ANNUAL REVIEW 2004	5

Back to Contents

Strategy and Performance continued

Key events

•	Acquired further 40% interest	•	Successful appraisal of Maria and
	in Rosetta gas field in Egypt		discovery at NW Seymour in the
in Rosetta gas field in Egypt
•	First Karachaganak liquids lifted
	and exported via CPC pipeline for	•	Start-up accelerated at Egyptian LNG
sale at international prices
		•	Awarded EPC contracts for Milford
•	Successful drilling on Exploration		Haven LNG in Wales and Brindisi
	and Production acquisitions in		LNG in Italy
Canada and offshore Mauritania
		•	Signed final agreements to purchase
•	Awarded or acquired licences in		LNG from Equatorial Guinea
Norway, UK and Brazil
		•	Positive regulatory review
of Comgas, Brazil

commenced, with the gas being delivered into the Brazilian market.

Canada
Following the acquisition of exploration and producing assets in March 2004, we now hold significant oil and gas acreage in Canada. A large proportion of the acreage is undeveloped and offers considerable exploration potential close to existing infrastructure. Our first drilling programme commenced in May 2004 with success achieved in four of the seven wells drilled by the end of the year.

Mauritania
In March 2004, the Group acquired interests in the PSC A and PSC B licence areas offshore Mauritania for $137 million (which includes $5.1 million of conditional payments). Three oil discoveries have been made in the PSC B area and a gas discovery in PSC A.

Brazil
In December 2004, drilling activities commenced on the BM-S-10 block. This is expected to be followed by drilling on three other blocks in 2005.

Liquefied Natural Gas
Our LNG business segment continued to grow strongly in 2004 and remains a key area of investment for the Group. Operating income increased by 22% during the year and overall LNG production was up by 14%. This was driven by the good performance of our Atlantic LNG business and our LNG shipping and marketing divisions.

Turnover increased to £1 098 million in 2004, up from £945 million in 2003, reflecting increased activity in the US LNG market. LNG’s total operating profit increased to £94 million in 2004 from £77 million in 2003. This increase reflected increasing prices and the good performance at Atlantic LNG in Trinidad and Tobago, but was offset by a weaker US dollar.

Liquefaction
Egyptian LNG moved ahead of schedule, with the first cargo from Train 1 now expected in the second quarter of 2005. Train 2 follows closely with start-up ahead of plan and now expected in the fourth quarter of 2005.

In Trinidad, Atlantic LNG Train 4 construction is expected to be completed by the end of 2005. Existing trains performed well with Train 3 now in its first full year of production and Train 1 benefiting from the higher US gas price environment.

Regasification
In the USA, we were responsible for delivering around 41% of LNG imported in 2004 which accounted for just over 1% of US daily gas demand. The Phase 1 expansion of the Lake Charles facility in Louisiana is on track and scheduled for completion in the fourth quarter of 2005. The Phase 2 expansion received US regulatory approval in September 2004 and is expected to be completed in mid-2006. The expansions will take the Group’s total capacity rights from the current 0.63 billion cubic feet per day (bcfd) to 1.2 bcfd after Phase 1 and to 1.8 bcfd after Phase 2.

6	BG GROUP ANNUAL REVIEW 2004

Back to Contents

In Italy, the planned Brindisi LNG import terminal made progress during 2004. The EPC contract was awarded and the first LNG imports are targeted for 2008.

In the UK, BG Group and partners signed shareholder and other related agreements to develop the LNG terminal at Milford Haven, in Wales – Dragon LNG terminal. This triggered the award of the EPC contract and work started at the end of 2004 with a target completion date of the fourth quarter of 2007.

Shipping
Access to shipping is an important part of the LNG business as it ensures delivery under long-term contracts, and flexibility to take advantage of short-term cargoes and arbitrage opportunities. We took delivery of two new-build ships during the year, ordered three new-build ships for delivery in 2006 and have firm orders and options for further ships beyond 2006.

Transmission and Distribution
2004 was another positive year for our T&D business. Volumes continued to grow at our two South American distribution businesses, Comgas in Brazil and MetroGAS in Argentina.

The total operating profit from T&D in 2004, including BG Group’s share of profit in joint ventures and associated undertakings, was £134 million, up from £116 million in 2003.

Brazil
Comgas (BG Group 60.1%) is Brazil’s largest gas distribution company. During 2004, Comgas increased its customers by 34 000 to a total of around 450 000.

Under the Comgas concession, a tariff review is required every five years. The first review, completed in April 2004, defined the overall level and structure of tariffs to May 2009. Comgas and the Group believe the outcome to be positive.

India
Gujarat Gas Company Limited (GGCL) (BG Group 65.1%) is India’s largest private gas distribution and transmission company. Due to a general shortage of gas availability in 2004, gas sales volume decreased by 12%. However, a better sales mix, including more industrial customers, and cost savings improved margins to achieve a 7% increase in net profit.

Mahanagar Gas Limited (MGL) (BG Group 49.75%) owns a gas distribution system in Mumbai. In 2004, volumes rose by 32%. Some of the rise was stimulated by the growth of compressed natural gas through two new refuelling stations installed this year, taking the total number of stations at the end of February 2005 to 100.

Power Generation
A large proportion of incremental worldwide gas demand is attributable to power stations. BG Group has a profitable portfolio of modern, efficient, combined cycle gas turbine power stations with committed off-take agreements which are essentially based on availability rather than utilisation – this provides BG Group with protection from market price and volume risk. Our power stations are located in the UK, Italy, Malaysia and the Philippines.

In 2004, Power contributed £121 million to operating profit, a decrease of £8 million from 2003. The decrease in operating profit reflected weaker US dollar exchange rates.

The Philippines
In its first major overhaul in May 2004, the Santa Rita power station in the Philippines set a record for the shortest overhaul time. The San Lorenzo station (also in the Philippines) completed its overhaul in November 2004 and matched the Santa Rita performance.

Both Santa Rita and San Lorenzo sell electricity to Meralco, the largest power distribution company in the Philippines, under 25 year power purchase agreements (PPAs). In January 2004, both PPAs were amended,

BG GROUP ANNUAL REVIEW 2004	7

Back to Contents

Corporate Responsibility

Corporate Responsibility
summary

2004 in review
•	Improved safety performance with a reduced lost time injury frequency per million man hours worked of 0.6 – the lowest ever result for BG Group

•	Signed up to the UN Global Compact

•	Held ethics workshops for employees

•	Ensured the lessons learned from the contractor fatality in India were disseminated across the Group

•	Increased voluntary contributions to social and educational projects to £3.5 million

•	Achieved 100% certification of the environmental management systems of major operations

•	Greenhouse gas emissions per unit of throughput from operations under BG Group’s control fell by 1%

It matters how we do business. Corporate Responsibility is core to our business and is part of our business decision making.

To put it simply, we believe that it is good business to operate responsibly. We also recognise that activities surrounding the extraction and supply of fossil fuels can have economic, environmental and social impacts on host countries and communities.

The location of natural gas resources means that we can find ourselves living and working in countries at differing stages of development.

RESPONSIBLE CONDUCT
We aim to run our business in accordance with our Statement of Business Principles.

These Principles provide all employees with a code of ethics and principles that we share. Our Business Principles and the Group Policies that underpin them are available on our website.

We support the Extractive Industries Transparency Initiative, a UK Government sponsored initiative to promote transparent reporting by governments of aggregate revenues derived from mineral resources extraction.

We respond to selected ethical surveys from the socially responsible investment community and are a member of the FTSE4Good and the Dow Jones Sustainability Indexes. In the 2004 Goldman Sachs Energy,

Environment and Social Index we ranked eighth out of 23 oil and gas companies.

RESPONSIBLE TO OUR PEOPLE
We are an international business with employees in over 20 countries and we strive to keep our people healthy, safe and secure. At the heart of our success are the skills, capability and creativity of our people. We continue to be committed to nurturing our ‘BG Society’, a culture where collaborative working, individual discipline and creativity are key behaviours.

We achieved our best ever safety performance in 2004, with the rate of lost time injuries falling to 0.6 injuries per million man hours worked. This improved

8	BG GROUP ANNUAL REVIEW 2004

Back to Contents

performance is the result of the implementation of new tools and processes targeting specific risks and behaviours.

The location of natural gas resources combined with the continuing threats of terrorism and organised crime can pose particular security challenges. BG Group identifies and mitigates security risks and provides employee training to ensure our employees are up to date with the latest guidance and aware of how to avoid difficult situations.

RESPONSIBLE TO SOCIETY
Our exploration and development activities have social and economic impacts on host countries and communities. We manage these impacts by building positive relationships with the communities where we do business, protecting the human rights of our employees and making targeted social investments.

We conduct ongoing dialogue with individuals and communities near our operations. Social Impact Assessments (SIA) and dialogue help clarify likely benefits, identify potential impacts and understand concerns so that these can be addressed.

We also have guidance in place to protect human rights as part of our normal business activities. BG Group supports the Voluntary Principles on Security and Human Rights.

We believe that successful partnerships with host countries and communities are an essential part of good and sustainable returns for shareholders. Assets develop Community Investment Plans (CIP) to link social investment to business objectives. Well-designed social development projects can help maintain a licence to grow, build better relationships with stakeholders and improve employee morale.

demand. Gas is a relatively clean fuel and can have a beneficial impact on the environment where it is used to replace other fossil fuels.

However, we recognise that our business activities also have the capacity to produce negative environmental impacts. BG Group operates a company-wide environmental management system to minimise negative effects.

Climate change and biodiversity loss are major environmental issues. Our environmental reporting on greenhouse gas (GHG) emissions is consistent with international good practice. In 2004, operations under BG Group control emitted 5.6 million tonnes of carbon dioxide equivalent (comprising carbon dioxide and methane). This represents a rise of 12% in absolute emissions compared to 2003 and is associated with increased production volumes and drilling activity. Despite the increase in absolute emissions, total operated emissions per unit of throughput of oil and gas decreased slightly (1%) between 2003 and 2004, as overall throughput increased at a higher rate than the emissions. We are also seeking to identify, develop and integrate good practices within our operations for biodiversity protection.

ENVIRONMENTALLY RESPONSIBLE
The world’s energy demands are growing. Our core business is the production, supply and distribution of gas to meet some of this

www.bg-group.com/cr www.bg-group.com/policy_statement

BG GROUP ANNUAL REVIEW 2004	9

Back to Contents

Governance and Risk

Corporate governance describes the system by which companies are directed and controlled. We have an established framework built upon our Statement of Business Principles and supporting Group policies – more information on these can be found on the BG Group website.

Our governance framework is overseen by our Board of Directors and focuses on three core elements: the organisational structure, the Group’s internal control framework, and robust review and assurance processes.

BG Group shares are listed on the London Stock Exchange and, as such, we are required to comply with the Listing Rules of the UK Listing Authority. Our shares are also listed on the New York Stock Exchange (NYSE) and we are therefore required to comply with the NYSE’s listing rules.

STATEMENT OF COMPLIANCE WITH THE PROVISIONS OF THE COMBINED CODE
As a UK listed company we are required to include a statement on corporate governance in our annual report. This statement must include an explanation of how we have applied the principles set out in Section 1 of the Combined Code and whether or not we have complied throughout the year with its provisions.

The Directors consider that the Company has complied throughout the year ended 31 December 2004 with the provisions of Section 1 of the Combined Code.

US CORPORATE GOVERNANCE RULES
Under the NYSE corporate governance standards approved by the Securities and Exchange Commission in November 2003, foreign private issuers, including BG Group, are obliged to disclose any significant ways in which their corporate governance practices differ from those followed by US domestic companies.

The Directors consider that there are no significant differences in corporate governance practices followed by BG Group compared to those required of US domestic companies listed on the NYSE.

SEC STATEMENT ON CONTROLS AND PROCEDURES
The Chief Executive and the Chief Financial Officer, after evaluating the effectiveness of the Group’s disclosure controls and procedures as at 31 December 2004, have concluded that, as of such date, the Group’s disclosure controls and procedures were effective.

There were no changes in the Group’s internal controls over financial reporting that occurred during the year ended 31 December 2004 that have materially affected, or are reasonably likely to affect, the Group’s internal control over financial reporting.

SARBANES-OXLEY ACT 2002
(SARBANES-OXLEY)
Sarbanes-Oxley was implemented to protect investors by improving the accuracy and reliability of corporate disclosure.

BG Group is making preparations to ensure compliance with the reporting requirements prescribed by Section 404 of Sarbanes-Oxley relative to internal controls over financial reporting of Sarbanes-Oxley.

THE BOARD
The Board is responsible for setting the Group strategy and providing leadership within a governance framework, which it oversees. This responsibility extends to ensuring that the appropriate level of financial and human resources are made available to management in the delivery of the agreed strategy, whilst also taking oversight responsibility for financial performance, internal controls and risk management of the Group.

The Board is made up of a non-executive Chairman, the Chief Executive, Deputy Chief Executive, the Chief Financial Officer and eight independent non-executive Directors. Collectively, the Board believes it possesses all of the necessary range of qualities, skills and experience to lead the Company effectively. The Directors’ biographies are set out on pages 12 and 13 of this Review. In the opinion of the Board, each of its non-executive Directors is independent in character and judgment.

The posts of the Chairman and the Chief Executive are separated and their responsibilities are clearly established, set out in writing and have been agreed by the Board. The Chairman is responsible for the working and leadership of the Board and for the balance of its membership, subject to Board and shareholder approval. The Chief Executive is responsible for leading and managing the business within the authorities delegated by the Board.

Wherever possible, the Directors are expected to attend all Board meetings and the Annual General Meeting. The Board has regular scheduled meetings throughout the year. Additional meetings of the Board are held as and when deemed necessary.

COMPANY SECRETARY
On 9 November 2004 the Board approved the appointment of Ben Mathews as Company Secretary. The Company Secretary is responsible for ensuring that correct Board procedures are followed, ensuring effective communication flows and for advising the Board through the Chairman on all governance matters.

BOARD EVALUATION
During the year, the Board conducted a comprehensive and rigorous evaluation of the performance of the Board, its principal committees, individual Directors and the Chairman. The Directors have concluded that the Board and its committees operate effectively and consider that each Director is contributing to the overall effectiveness and success of the Group.

10	BG GROUP ANNUAL REVIEW 2004

Back to Contents

ORGANISATIONAL STRUCTURE
Under the governance framework, the Board has established an organisational structure which is designed to allow for effective and efficient decision-making across the organisation.

The Board has delegated authority to the following committees on specific matters:

•	Group Executive Committee

•	Chairman’s Committee

•	Audit Committee

•	Remuneration Committee

•	Nominations Committee

•	Finance Committee

•	Corporate Responsibility Committee

THE INTERNAL CONTROL FRAMEWORK AND REVIEW AND ASSURANCE PROCESSES
Under the governance framework, the Board is also responsible for the Group’s system of internal control and has oversight responsibility for the Group’s review and assurance processes. The system of internal control is designed to manage, rather than to eliminate, the risk of failure to achieve business objectives. Accordingly, it provides reasonable rather than absolute assurance against material loss or misstatement.

For more information on our governance processes, visit our website.
RISK MANAGEMENT
There is a continuous process for identifying, evaluating and managing the significant risks faced by the Group. This process was in place throughout 2004. Risk assessment and evaluation are incorporated into the key business processes including strategy and business planning, investment appraisal, performance management and health, safety, security and environment management processes.

BG Group is affected by a number of risks, not all of which are within our control. Outlined below are the risk factors that may affect our business and share price. Other factors besides those listed below may also adversely affect the Group.

•	Strategy

•	Exploration and new ventures

•	Project pre-sanction definition and commercialisation

•	Project delivery

•	Operations

•	Political climate

•	Regulatory climate

•	Portfolio

•	Stakeholder engagement

•	Corporate Responsibility

•	Health, Safety, Security and Environment

•	Commodity prices

•	Treasury

Further details on each of these risk factors are set out on pages 35 to 38 of the Annual Report and Accounts and on our website.

www.bg-group.com/about www.bg-group.com/ara

BG GROUP ANNUAL REVIEW 2004	11

Back to Contents

Board of Directors

1 Sir Robert Wilson KCMG (61)
Chairman
Sir Robert Wilson was appointed Chairman with effect from 1 January 2004, having been a non-executive Director since September 2002. He was chairman of Rio Tinto plc from 1997 to 2003 and prior to that was chief executive between 1991 and 1997. He is also chairman of The Economist Group and a non-executive director of GlaxoSmithKline plc. He has previously been a non-executive director of Diageo plc, BP plc and The Boots Company PLC. (b), (d), (e), (g)

2 Frank Chapman (51)
Chief Executive
Frank Chapman was appointed Chief Executive with effect from 23 October 2000, having been appointed to the Board of BG plc in February 1997. He joined British Gas plc in November 1996 as Managing Director, Exploration and Production. He is an engineer and has worked in the oil and gas industry for 30 years. Prior to joining British Gas plc, he spent 22 years with Shell and BP. (a), (b), (d)

3 William Friedrich (56)
Deputy Chief Executive and General Counsel
William Friedrich was appointed Deputy Chief Executive with effect from 23 October 2000. He is also responsible for the Group’s operations in North and South America and for Health, Safety, Security and Environment. He joined British Gas plc in December 1995 as General Counsel after a 20 year career with Shearman & Sterling, where he became a partner in 1983. Whilst with the firm, he practised as a general corporate lawyer, working mainly on international transactions, and ultimately headed the firm’s worldwide project development and project finance practice. (a), (b), (d)

12	BG GROUP ANNUAL REVIEW 2004

Back to Contents

4 Ashley Almanza (41)
Chief Financial Officer
Ashley Almanza was appointed Chief Financial Officer with effect from 1 August 2002. He is responsible for Group finance, tax, treasury, investor relations and internal audit. He joined British Gas plc in 1993 and has held a number of Corporate and Business Unit roles including Finance Director of BG International Downstream and Deputy Finance Director of BG International. He acted as Group Finance Director from October 2000 to January 2001 before he was appointed Group Financial Controller. Prior to joining British Gas plc he trained as a chartered accountant, working in South Africa and London. (a), (b), (d)

5 Keith Mackrell (72)
Deputy Chairman and Senior Independent Director
Keith Mackrell was appointed Deputy Chairman on 23 October 2000, having been appointed to the Board of British Gas plc as a non-executive Director in June 1994. The Board nominated him Senior Independent Director on 1 January 2001. He is also a non-executive director of Gartmore Asia Pacific Trust plc. He is a governor of the London School of Economics. He is a former director of Shell International Petroleum Company Limited with which he had a career spanning 35 years. Keith Mackrell will stand down as a Director at the conclusion of the Annual General Meeting on 4 May 2005. (b), (c), (e)

6 Peter Backhouse (53)
Non-Executive Director
Peter Backhouse was appointed to the Board as a non-executive Director in July 2000. He was formerly executive vice president, refining and marketing at BP Amoco plc. Previous roles at BP included deputy chief executive of BP Oil and chief executive of BP Oil Europe. He gained considerable gas experience in international LNG and in UK natural gas as head of BP’s UK gas marketing business. He is also a member of the Advisory Board of Carlyle/Riverstone Energy Partners, a US private equity fund. (c), (f)

7 Sir John Coles GCMG (67)
Non-Executive Director
Sir John Coles was appointed to the Board of BG plc as a non-executive Director in March 1998. He had a 37 year career with the Foreign and Commonwealth Office (FCO) and retired as Permanent Under-Secretary of State in the FCO and Head of the Diplomatic Service in November 1997. He is chairman of Sight Savers International. (f), (g)

8 Paul Collins (68)
Non-Executive Director
Paul Collins was appointed to the Board as a non-executive Director with effect from 23 October 2000 after a long career with Citigroup Inc. He joined Citicorp in 1961 and subsequently served as the chief investment officer, headed the financial markets division, corporate planning, finance and administration, and Europe, Africa and the Middle East. He was appointed a director of Citicorp and its principal subsidiary, Citibank, in 1985 and vice-chairman in 1988. He is a director of Actis Capital LLP, The Enstar Group and a director and vice chairman of Nokia Corporation. (e), (f)

9 Elwyn Eilledge CBE (69)
Non-Executive Director
Elwyn Eilledge was appointed to the Board of BG plc as a non-executive Director in February 1997. He is also chairman of the Financial Reporting Advisory Board to the Treasury and former chairman of BTR plc. A chartered accountant, he was previously chairman of Ernst and Young International Limited, with which he worked for nearly 30 years. Elwyn Eilledge will stand down as a Director at the conclusion of the Annual General Meeting on 4 May 2005. (c), (f)

10 Baroness Hogg (58)
Non-Executive Director
Baroness Hogg was appointed to the Board as a non-executive Director on 27 January 2005. She is a former head of the Prime Minister’s Policy Unit and has extensive experience of business, government and the media. She is chairman of 3i Group plc and Frontier Economics Ltd, deputy chairman and senior independent director of GKN plc, a non-executive director of Carnival plc and Carnival Corporation and is a member of the Financial Reporting Council. (c), (f)

11 Dame Stella Rimington DCB (69)
Non-Executive Director
Dame Stella Rimington was appointed to the Board of BG plc as a non-executive Director in February 1997. She had a career with the Security Service spanning 27 years. She was the first woman Director General of MI5 and the first person to hold the post to have her name made public. Dame Stella Rimington will stand down as a Director at the conclusion of the Annual General Meeting on 4 May 2005. (e), (f)

12 Lord Sharman (62)
Non-Executive Director
Lord Sharman was appointed to the Board as a non-executive Director with effect from 23 October 2000. He is currently non-executive chairman of Aegis Group plc, deputy chairman of Group 4 Securicor plc, and non-executive director of Reed Elsevier plc and Aviva plc. He is also a member of the Supervisory Board of ABN Amro NV. A chartered accountant, he was chairman of KPMG International from 1997 to 1999, having been a senior partner since 1994. (c)

BG GROUP ANNUAL REVIEW 2004	13

Back to Contents

Summary Directors’ Report

A full description of BG Group’s financial performance is set out in the BG Group Annual Report and Accounts 2004 or on our website.

BG Group has four main business segments: Exploration & Production; Liquefied Natural Gas; Transmission & Distribution and Power Generation. An explanation of each segment can be found on page 1 of this Annual Review.

EXCEPTIONAL ITEMS
There were no exceptional operating items in either 2004 or 2003.

EARNINGS PER SHARE AND RATIOS
Earnings for the financial year excluding exceptional items were £842m, compared to £683m in 2003. Earnings per share, excluding exceptional items, increased from 19.4p in 2003 to 23.8p in 2004. Earnings and earnings per share including exceptional items were £904m (2003 £768m) and 25.6p (2003 21.8p) respectively.

BG Group’s gearing ratio (debt divided by debt plus equity) was 17.9% as at 31 December 2004 compared to 15.5% the previous year. The increase reflected an increase in net debt from £721m to £999m mainly attributable to capital investment and the acquisition of two LNG tankers under finance leases.

BG Group’s post-tax return on average capital employed (ROACE) was 17.6% compared to 16.3% in 2003.

DIVIDEND
The Board is recommending a final

dividend of 2.08p per share bringing the full year dividend to 3.81p per share, an increase of 10% compared with last year. The final dividend will be paid to UK shareholders on 13 May 2005 (20 May 2005 to American Depositary Receipt holders).

In considering the dividend level, the Board takes account of the outlook for earnings growth, cash flow generation and financial gearing. The aim is to provide sustainable, long-term growth in the dividend.

It is expected that, in future, the interim dividend will be set at half the preceding full year dividend.

POST BALANCE SHEET EVENTS
In 2002, at the request of the Northern Ireland Authority for Energy Regulation, the shareholders of Premier Transmission Limited (PTL), (BG Group 50%) commenced discussions to sell PTL to a purchaser funded 100% by debt under a ‘mutual’ structure designed to deliver cost savings to Northern Ireland’s gas consumers. On 25 February 2005, BG Group with the other PTL shareholders (KeySpan CI Ltd and KeySpan (UK) Limited) signed a conditional share sale and purchase agreement to sell the entire issued share capital of PTL to Premier Transmission Financing Company Limited. This transaction is not expected to have a material impact on the Group’s financial position.

PROGRESS AND OUTLOOK
The development of BG Group’s businesses is discussed on pages 4 to 7.

AGM
The Annual General Meeting (AGM) will be held at 11.00am on Wednesday 4 May 2005 at the International Convention Centre, Birmingham. The Notice of AGM, which includes an explanation of the proposed resolutions including four special resolutions, is set out on pages 23 to 28.

IFRS
From 1 January 2005, BG Group will no longer account under UK GAAP; it will present its primary financial statements under International Financial Reporting Standards (IFRS) adopted at the European level. BG Group has prepared a restatement of its 2003 and 2004 income statements and balance sheets to comply with IFRS. Further detail is provided in the BG Group Annual Report and Accounts 2004 and on our website.

INDEPENDENT AUDITORS’ REPORT
The independent auditors’ report on the full Financial Statements for the year ended 31 December 2004 and on the auditable part of the Directors’ Report was unqualified and did not contain a statement concerning accounting records or failure to obtain necessary information and explanations.

The independent auditors’ report did not contain a statement under Section 237(2) or 237(3) of the Companies Act 1985.

This summary Financial Statement was signed on behalf of the Board on 7 March 2005 by:

Sir Robert Wilson (Chairman)
Ashley Almanza (Chief Financial Officer)

www.bg-group.com/ara

14	BG GROUP ANNUAL REVIEW 2004

Back to Contents

Summary Remuneration report

This report provides a summary of BG Group’s remuneration policy. The full Remuneration report is set out on pages 51 to 60 of the Annual Report and Accounts 2004.

Responsibility for reviewing Group remuneration strategy and policy, recommending any changes and approving individual remuneration packages for the Executive Directors rests with the Remuneration Committee.

The Committee consists exclusively of independent non-executive Directors and meets on at least four occasions each year(a). The Committee reviews the remuneration policy on a regular basis and recommends changes as and when appropriate. During the year, changes were made to the Company Share Option Scheme (CSOS). Changes were also made to the way that the Company operates the CSOS and the Long Term Incentive Scheme (LTIS) together. Details of these changes can be found below.

SUMMARY REMUNERATION POLICY
BG Group needs to be able to employ and retain international employees of the highest calibre with the necessary skills, capabilities and experience to execute its business strategy and thereby deliver strong growth. The catchment area for recruitment is increasingly outside the UK and the required talent is scarce.

The overriding objectives of our remuneration policy are:

•	to enable the recruitment and retention of this limited resource; and
•	to reinforce our strong performance ethic.

The central premise of the policy is that, while reward arrangements should be market competitive, employees should look to performance related incentives rather than base salaries to achieve above average reward. Performance related incentive schemes form a significant proportion of the total reward package for executives and are designed to align executives’ interests with those of shareholders and establish a clear link between pay and performance.

To implement our policy, we have a well-developed, Group-wide performance management system and we operate three complementary performance related incentive schemes for executives:

•	the Annual Incentive Scheme (AIS) – designed to focus executives on the business priorities of the financial year and to reinforce our individual and Company performance ethic;

•	the LTIS – aims to motivate participants to maximise total shareholder return (TSR)(b) as measured against a comparator group of international oil and gas companies over a period of three years; and

•	the CSOS – aims to drive real earnings growth over the long term. The mechanism used for measuring this is the growth in the Group’s earnings per share (EPS)(c) relative to the growth in the Retail Price Index, excluding mortgage interest repayments (RPIX).

Further details of the AIS, the LTIS and the CSOS are set out below.

The varying performance periods and performance conditions of the three schemes combine and complement each other to enable the measurement and reward of both short- and long-term performance and of absolute (AIS), sustained (CSOS) and comparative (LTIS) financial performance.

In defining the Group’s remuneration policy, the Committee takes into account advice received from external consultants and also best practice guidelines set by institutional shareholder bodies, including the principles and guidelines on executive remuneration issued by the Association of British Insurers (ABI).

BASE SALARIES
Executive Directors’ salaries are benchmarked against the median of the FTSE 50 and reviewed each year with any changes taking effect from 1 April. This review takes into account individual performance and market competitiveness. Pensionable salary is derived from base salary only.

ANNUAL INCENTIVE SCHEME
The Company operates a cash based annual incentive scheme, which provides an incentive opportunity in the range of 0% to 100% of base salary. At the start of the incentive year (1 January), based on the Company’s business priorities, the Committee sets the performance measures and the Board sets challenging stretch and budget financial performance targets. Incentives at the higher end of the range are payable only for demonstrably superior Company and individual performance.

(a)	Membership of the Remuneration Committee is shown on pages 12 and 13.
(b)	TSR is defined as the return on investment obtained from holding a company’s shares over a period. It includes dividends paid, the change in the capital value of the shares and other payments to, or by, shareholders within the period.
(c)	EPS is calculated by dividing the earnings for the financial year (excluding exceptional items) by the weighted average number of ordinary shares in issue and ranking for dividend during the year. EPS is published quarterly when BG Group reports its results. For grants made on or after 21 July 2004, the Group’s published EPS is adjusted to take into account the volatility of both commodity prices and exchange rates. See page 16 for further details.

BG GROUP ANNUAL REVIEW 2004	15

Back to Contents

Summary Remuneration report continued

For the Executive Directors, the financial performance measures for the 2004 incentive year were EPS and return on average capital employed (ROACE)(a). Both these measures were adjusted to take into account the volatility of upstream prices and the US$/UK£ exchange rate. These measures will also apply for 2005.

When determining actual incentive payments, the Remuneration Committee considers overall Group performance, including financial performance and health, safety, security and environmental performance, performance relative to peers, and individual performance.

Payments under the AIS are non-pensionable.

LONG-TERM INCENTIVES – ESTIMATED PRESENT VALUE (EPV)
EPV is a measure which describes the value, at the time of grant or allocation, of long-term incentives which may, or may not, pay out in the future. This measure, which is based on generally accepted remuneration practice, takes account of the performance conditions and the risk that grants and allocations may be forfeited. This EPV is then used to determine the appropriate levels of face value CSOS grants and LTIS allocations.

As agreed by shareholders at our Annual General Meeting in 2002, the Committee is able to make awards under both schemes, up to a maximum combined EPV of 175% of base salary each year.

BLEND OF CSOS AND LTIS
Each year, the Committee decides on the appropriate blend of CSOS grants and LTIS allocations to be made to Executive Directors within the maximum combined EPV. Awards will always be made under both schemes. During 2004 the Remuneration Committee reviewed this blend for future CSOS grants and LTIS allocations and decided that not less than 20% and not more than 80% of the total combined EPV will be delivered by either scheme. The maximum combined EPV of 175% of base salary has not changed. When making the decision on the exact mix, the Committee takes into consideration a number of factors including cost, the performance conditions considered to be key to BG Group’s strategy at the time of the allocation or grant and the need to remain within scheme dilution limits.

LONG TERM INCENTIVE SCHEME
A limited number of employees are allocated Company shares under the LTIS. This allocation marks the beginning of a three year performance period. The Company’s TSR performance against that of a comparator group over the three year period will determine what proportion of the allocated shares will be transferred into the ownership of the employee.

The LTIS comparator group for the 2002, 2003 and 2004 allocations comprises 21 international oil and gas companies (including BG Group plc) of which 12 are headquartered in the USA, three in the UK Historical TSR performance and six elsewhere in Europe.

For the 2002, 2003 and 2004 LTIS allocations, the Committee has set the following performance conditions. For 100% of the allocated shares to be transferred, the

Company must achieve the ‘Number One’ TSR performance position within the comparator group. Seventy-five per cent of shares will be transferred if upper quartile TSR performance is achieved. A proportion of between 75% and 100% of the allocated shares will be transferred for between upper quartile and ‘Number One’ performance. Only 30% of the allocated shares will be transferred if median TSR performance is achieved.

A proportion of between 30% and 75% of the allocated shares will be transferred for between median and upper quartile performance. Below the median, all shares will be forfeited.

There is no retest provision under the LTIS rules. In the event of a change of control, vesting of shares under the LTIS is not automatic and would depend upon the extent to which the performance conditions had been met at the time.

Shares allocated under the 2000 LTIS scheme were transferred to eligible employees on 11 November 2004 when the one year retention period ended. The aggregate value of shares transferred to Executive Directors was £679 848.

COMPANY SHARE OPTION SCHEME
The Company grants an option over its shares to each eligible employee and the option price is set at the fair market value at the time of the grant. The CSOS measures performance according to EPS growth relative to the growth in the Retail Price Index, excluding mortgage interest repayments (RPIX). In July 2004, the Committee decided to adjust the calculation of EPS growth for

(a)	Average capital employed consists of total shareholders’ funds plus net borrowings averaged between the start and end of year. ROACE represents profits before tax (excluding exceptional items) plus net interest payable on net borrowings as a percentage of average capital employed.

16	BG GROUP ANNUAL REVIEW 2004

Back to Contents

future grants by using constant commodity prices and constant exchange rates. The Committee considers that these adjustments will strengthen the link between performance and reward by reducing sensitivity to external uncontrollable factors. To the extent that the performance target has been met three years from the date of grant, the option may be exercised (in whole or in part) at any time up to the expiry of ten years from the date of grant.

The Committee has decided to remove fixed point retests for grants made from 21 July 2004 and onwards.

For the 2002, 2003 and 2004 grants, the Remuneration Committee set the following performance targets. For all of the option to be exercisable, the Company must achieve EPS growth over three years of RPIX plus 30%. Half of the option will be exercisable if EPS growth over three years is RPIX plus 15%. A proportion of between half and all of the option will be exercisable if the Company achieves EPS growth over three years of RPIX plus between 15% and 30%. Below this, the option cannot be exercised. These performance targets also applied to the 2001 grant. Fixed point retesting is allowed in years four and five for the grants made in 2002 and 2003.

In the event of a change of control, exercise of the option under the CSOS is not automatic and would depend upon the extent to which the performance condition had been satisfied at the time.

None of the Directors exercised any CSOS options during the year.

ALL-EMPLOYEE SHARE SCHEMES
In order to encourage share ownership, the Company currently provides two all-employee share schemes for its UK employees, the Share Incentive Plan (SIP) and the Sharesave Scheme.

Ashley Almanza made a gain of £4 907 on the exercise of his Sharesave options during the year. No other Directors exercised any Sharesave options during the year.

SHAREHOLDING GUIDELINES
Shareholding guidelines exist for Executive Directors, Group Executive Committee members and certain other senior employees to encourage substantial long-term share ownership. These require that, over a period of five years from the introduction of the guidelines in 2002 (or the Director’s appointment, if later), Executive Directors build up, and then retain, a holding of shares with a value equivalent to 200% of salary. The guidelines require that, in relation to the 2002 and later LTIS allocations, vested shares (net of tax) should be retained by the individual until the required shareholding level is reached.

PENSION
The Executive Directors are members of the BG Pension Scheme and the BG Supplementary Benefits Scheme. Benefits accrue at a rate designed to target a pension equivalent to two-thirds of their final 12 months’ salary on retirement from BG Group at age 60, inclusive of pension rights earned either in previous employments or previous pension arrangements.

SERVICE CONTRACTS
The Executive Directors’ service contracts, including arrangements for early termination, are carefully considered by the Committee and are designed to recruit, retain and motivate Directors of the quality required to manage the Company. The Committee considers that a notice period of one year is appropriate.

The Executive Directors’ service contracts contain change of control provisions. Other than change of control, the Executive Directors’ service contracts do not contain provisions for compensation in the event of early termination.

NON-EXECUTIVE DIRECTORS
The Board aims to recruit non-executive Directors of a high calibre with broad commercial, international or other relevant experience. Non-executive Directors are appointed by the Board on the recommendation of the Nominations Committee. Their appointment is for an initial term of three years, subject to election by shareholders at the first Annual General Meeting following their appointment. They are generally reappointed for a second term of three years, subject to re-election by shareholders. There is no notice period and no provision for termination payments. The terms of engagement of the non-executive Directors are set out in a letter of appointment.

Non-executive Directors (other than the Chairman) are paid a basic annual fee of £55 000. Additional fees are also payable, for example, for membership of or chairing

BG GROUP ANNUAL REVIEW 2004	17

Back to Contents

Summary Remuneration report continued

a committee of the Board or acting as Deputy Chairman. Fees are reviewed annually, taking into account time commitment, competition for high quality non-executive Directors and market movements.

Non-executive Directors are not eligible to participate in any of the Company’s share schemes, incentive schemes or pension schemes.

Sir Robert Wilson was appointed as Chairman with effect from 1 January 2004. In line with the other non-executive Directors, Sir Robert’s appointment is for an initial three year term and there is no notice period and no provision for payment in the event of early termination. Sir Robert Wilson is paid a fee of £500 000 per annum, which is next subject to review in July 2005.

PERFORMANCE GRAPH
The graph below shows BG Group’s total shareholder return performance for the five year period ended 31 December 2004 (calculated in accordance with the Regulations) against the performance of the FTSE 100. We have chosen the FTSE 100 because this is a recognised broad equity market index of which the Company is a member.

18	BG GROUP ANNUAL REVIEW 2004

Back to Contents

Summary Directors’ emoluments, pension benefits and shareholdings

	Total		Total
	emoluments		emoluments		Accrued	Accrued	Beneficial		Beneficial
	excluding		excluding		annual	annual	interests in		interests in
	pension	(c)	pension	(c)	pension	pension	ordinary		ordinary
	2004		2003		2004	2003	shares	(g)	shares	(g)
	£				££000 pa	£000 pa	2004		2003

Chairman

Sir Robert Wilson(a)	501 175		47 500		–	–	70 000		32 000

Executive Directors(b)

Ashley Almanza	841 922		699 931		75	54	33 896		25 889

Frank Chapman	1 424 982		1 268 993		307	254	224 549		223 117

William Friedrich	1 233 131		1 158 174		279	235	316 673		245 776

Non-executive Directors(d)	487 500		402 500		–	–	151 627		159 627

Former Directors

Sir Richard Giordano(e)	42 930		1 790 554		–	–	n/a		128 100

David Benson(f)	19 489		47 500		–	–	n/a		8 000

(a)	In line with the non-executive Directors (other than Sir Richard Giordano), Sir Robert Wilson was paid a fee of £35 000 per annum from 1 January 2003 until 30 June 2003. From 1 July 2003, this increased to £50 000 per annum until his appointment as Chairman on 1 January 2004.
(b)	Total emoluments of Executive Directors include payments under the AIS in respect of 2003 and 2004.
(c)	Total emoluments include taxable benefits, where appropriate.
(d)	Each non-executive Director, other than the Chairman, is entitled to a fee of £55 000 per annum together with a membership fee of £5 000 per committee, other than for the chairmen of the Audit and Remuneration committees. The chairmen of the Audit and Remuneration committees received an additional fee of £10 000 per annum until 30 June 2004. From 1 July 2004, this increased to £15 000 for chairing the Audit Committee and remained at £10 000 for the Remuneration Committee. Keith Mackrell, as Deputy Chairman of the Company, receives an additional fee of £70 000 per annum.
(e)	Sir Richard Giordano retired as Chairman on 31 December 2003. He gave notice of his resignation on 30 June 2003. His employment terminated by agreement on 31 December 2003 and the Company paid him the sum of £250 000 in lieu of basic salary for the balance of his one year notice entitlement. In addition, the Company paid Sir Richard the sum of £970 000, representing the cost of providing an office (with full-time secretary and use of a car and driver) in New York for a period of five years in accordance with his contract of employment. The Company continues to pay reasonable fees incurred by his tax advisers and, as provided in his contract of employment, this benefit will continue for a period of two years following the cessation of his employment. Sir Richard also continues to be entitled to private medical insurance and long-term care insurance. The long-term care insurance is being paid by ten instalments.
(f)	David Benson retired as a Director on 21 May 2004.
(g)	Interests include shares acquired pursuant to the BG Group Employee Profit Sharing Scheme (which ceased to operate at the end of 2000) and the SIP but exclude interests in shares under the LTIS, CSOS and Sharesave Scheme.

BG GROUP ANNUAL REVIEW 2004	19

Back to Contents

Summary consolidated profit and loss account

Operating profit
Profit from all operations after deducting costs of running the businesses, including bad debts.

Minority shareholders’ interests
The interests of other parties who hold shares or other instruments in our subsidiary companies.

Earnings per share
Basic – profit attributable to shareholders divided by the weighted average number of ordinary shares in issue during the year.

Diluted – as per basic but assuming the issue of new ordinary shares on exercise of all the share options which have been granted.

Dividends
Amounts paid to shareholders comprising the interim dividend in September 2004 and the final dividend payable in May 2005 (subject to final approval at the AGM).

for the year ended 31 December		2004					2003

		Exceptional		Business			Exceptional		Business
	Total	items	(a)	performance	(b)	Total	items	(a)	performance	(b)
	£m	£m		£m		£m	£m		£m

Group turnover	4 082	–		4 082		3 587	–		3 587

Operating costs	(2 753)	–		(2 753)		(2 530)	–		(2 530)

Group operating profit	1 329	–		1 329		1 057	–		1 057

Share of operating profits less losses
in joint ventures and associated
undertakings	193	–		193		194	–		194

Total operating profit	1 522	–		1 522		1 251	–		1 251

Profit/(loss) on disposal of fixed assets	92	92		–		117	117		–

Profit on ordinary activities
before interest	1 614	92		1 522		1 368	117		1 251

Net interest	(70)	–		(70)		(78)	–		(78)

Profit on ordinary activities
before taxation	1 544	92		1 452		1 290	117		1 173

Tax on profit on ordinary activities	(612)	(30)		(582)		(502)	(32)		(470)

Profit on ordinary activities
after taxation	932	62		870		788	85		703

Minority shareholders’ interest	(28)	–		(28)		(20)	–		(20)

Profit for the financial year	904	62		842		768	85		683

Dividends	(135)					(122)

Transfer to reserves	769					646

Earnings per ordinary share:

Basic	25.6p	1.8p		23.8p		21.8p	2.4p		19.4p

Diluted	25.6p	1.8p		23.8p		21.8p	2.4p		19.4p

Dividends per ordinary share:

Interim	1.73p					1.60p

Final	2.08p					1.86p

Directors’ remuneration (£m)(c)	4.5					5.6

Capital expenditure including
investment (£m)	1 894					1 054

Average number of employees	4 836					4 596

(a)	Exceptional items are detailed on page 14.
(b)	Business performance represents the underlying performance of BG Group, excluding the impact of exceptional items.
(c)	Directors’ remuneration for 2004 includes emoluments of £2.8m (2003 £4.1m) and £1.7m (2003 £1.5m) in respect of bonus payments under the AIS. As at 31 December 2004, the three Executive Directors were members of the BG Pension Scheme and the BG Supplementary Benefits Scheme, which are both defined benefit pension schemes.

20	BG GROUP ANNUAL REVIEW 2004

Back to Contents

Segmental analysis

for the year ended 31 December	Group turnover		Total operating profit/(loss)

	2004	2003	2004	2003
	£m	£m	£m	£m

Exploration and Production	2 153	1 794	1 204	959

Liquefied Natural Gas	1 098	945	94	77

Transmission and Distribution	644	678	134	116

Power Generation	201	184	121	129

Other activities	8	3	(31)	(30)

Less: intra-group sales	(22)	(17)	–	–

	4 082	3 587	1 522	1 251

Summary consolidated balance sheet

as at 31 December	2004	2003
	£m	£m

Fixed assets	6 845	5 898

Current assets	1 747	1 269

Creditors: amounts falling due within one year	(1 971)	(1 483)

Net current liabilities	(224)	(214)

Total assets less current liabilities	6 621	5 684

Creditors: amounts falling due after more than one year	(918)	(693)

Provisions for liabilities and charges	(1 113)	(1 075)

	4 590	3 916

BG Group shareholders’ funds	4 570	3 925

Minority shareholders’ interest	20	(9)

	4 590	3 916

Gearing ratio (debt/(debt + equity))	17.9%	15.5%

Debt equity ratio (debt/equity)	21.8%	18.4%

IMPORTANT NOTE
This Annual Review is only a summary of information in the Company’s accounts, Directors’ Report and Directors’ Remuneration Report. It does not contain sufficient information to allow for as full an understanding of the results of the Group and the state of affairs of the Company or the Group or of its policies and arrangements concerning Directors’ remuneration as would be provided by the full BG Group Annual Report and Accounts 2004.

Shareholders who would like more detailed information may obtain a copy of the full Annual Report and Accounts for 2004 from our website www.bg-group.com
Alternatively it is available free of charge from the Head of Investor Relations at the registered office address on the back page. If you wish to receive the full Annual Report and Accounts in future years please write to Lloyds TSB Registrars at their address shown on the back page.

We present a few non-GAAP measures in our Annual Review. Further explanation of these measures and why we feel these are useful in understanding our results are set out in the Annual Report and Accounts for 2004.

www.bg-group.com/ara

BG GROUP ANNUAL REVIEW 2004	21

Back to Contents

Independent Auditors’ statement to the members of BG Group plc

We have examined the Summary Financial Statements, set out on pages 14 to 21 of this document.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS
The Directors are responsible for preparing this summarised Annual Review in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the Summary Financial Statement within this summarised Annual Review with the Annual Report and Accounts, Directors’ Report and the Directors’ Remuneration Report of BG Group plc for the year ended 31 December 2004 and its compliance with the relevant requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder. We also read the other information contained in this summarised Annual Review and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Summary Financial Statement.

This statement, including the opinion, has been prepared for and only for the Company’s members as a body in accordance with Section 251 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

BASIS OF OPINION
We conducted our work in accordance with Bulletin 1999/6, ‘The auditors’ statement on the Summary Financial Statement’ issued by the Auditing Practices Board for use in the United Kingdom.

OPINION
In our opinion the Summary Financial Statement is consistent with the Annual Report and Accounts, the Directors’ Report and the Directors’ Remuneration Report of BG Group plc for the year ended 31 December 2004 and complies with the applicable requirements of Section 251 of the Companies Act 1985, and the regulations made thereunder.

PRICEWATERHOUSECOOPERS LLP
Chartered Accountants and Registered Auditors,
1 Embankment Place,
London WC2N 6RH

7 March 2005

Note: A copy of the Summary Financial Statements is placed on the BG Group website. The maintenance and integrity of the BG Group website is the responsibility of the Directors. The work carried out by us does not involve consideration of these matters and, accordingly, we accept no responsibility for any changes that may have occurred to the Summary Financial Statements since they were initially presented on the website.

Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

22	BG GROUP ANNUAL REVIEW 2004

Back to Contents

Notice of sixth Annual General Meeting of BG Group plc

This document is important. If you are in any doubt about its content, you should consult an appropriate independent adviser.

If you have sold or transferred all of your shares in BG Group plc, please send this document and all accompanying documents to the purchaser or transferee, or to the stockbroker, bank or other agent through or to whom the sale or transfer was effected so that they can be passed on to the person who now owns the shares.

The sixth Annual General Meeting (AGM) of BG Group plc (the ‘Company’) will be held in Hall 1 of the International Convention Centre, Birmingham B1 2EA on Wednesday 4 May 2005 at 11.00am for the transaction of the business set out below.

This Notice contains the resolutions to be voted on at the Company’s AGM. Resolutions 1 to 9 below are ordinary resolutions which will be passed if more than 50% of the votes cast are in favour of the resolutions. Resolutions 10 to 13 are special resolutions which will be passed if not less than 75% of the votes cast are in favour of the resolutions.

The resolutions include proposals to amend the Memorandum and Articles of Association of the Company. The full terms and proposed text of the amendments will be available for inspection at the Meeting at the International Convention Centre, Birmingham B1 2EA from 10.00am until the conclusion of the Meeting and at 100 Thames Valley Park Drive, Reading, Berkshire RG6 1PT from the date of this Notice until the conclusion of the Meeting.

A poll will be called on each of the resolutions set out below. Further detail is set out in the explanatory notes.

ORDINARY RESOLUTIONS

Resolution 1
To receive the accounts and reports of the Directors and the Auditors for the year ended 31 December 2004.

Resolution 2
To approve the Remuneration Report as set out on pages 51 to 60 of the BG Group Annual Report and Accounts for the year ended 31 December 2004.

Resolution 3
To declare a final dividend in respect of the year ended 31 December 2004 of 2.08 pence per ordinary share payable on 13 May 2005 to holders of ordinary shares on the register of shareholders of the Company at the close of business on 1 April 2005.

Resolution 4
To elect Baroness Hogg as a Director of the Company.

Resolution 5
To re-appoint PricewaterhouseCoopers LLP as Auditors of the Company, to hold office until the conclusion of the next general meeting at which accounts are laid before the Company.

Resolution 6
To authorise the Audit Committee to determine the remuneration of the Auditors.

Resolution 7
That in accordance with Part XA of the Companies Act 1985 as amended (the ‘Act’), the Company and its wholly-owned subsidiary BG International Limited each be and is hereby authorised:

(a)	to make donations to EU political organisations not exceeding £25 000 in total; and

(b)	to incur EU political expenditure not exceeding £25 000 in total, during the period commencing on the date of this resolution and ending on the date of the Annual General Meeting of the Company in 2006 or, if earlier,4 August 2006.

For the purpose of this resolution, ‘donations’, ‘EU political organisations’ and ‘EU political expenditure’ have the meanings given to them in Section 347A of the Act.

Resolution 8
That the authority conferred on the Directors by Article 12.2 of the Company’s Articles of Association be renewed and for this purpose:

(a)	the Section 80 amount be £123 368 432; and

(b)	the prescribed period be the period ending on the date of the Annual General Meeting of the Company in 2006 or, if earlier, 4 August 2006.

Resolution 9
That, in accordance with Article 82 of the Company’s Articles of Association, the maximum aggregate fees that can be paid each year to the Directors of the Company (excluding amounts paid as special pay (as defined) under Article 83, amounts paid as expenses under Article 84 and any payments under Article 85 of the Articles of Association) be increased from £500 000 to £1 000 000.

1	The following documents, which are available for inspection during normal business hours at the registered office of the Company on any weekday (Saturdays, Sundays and public holidays excluded), will also be available for inspection at the place of the AGM from 10.00am on the day of the Meeting until its conclusion:
	(i)	copies of all Directors’ service contracts and letters of appointment;
	(ii)	the register of interests of the Directors in the share capital of the Company; and
	(iii)	the Memorandum and Articles of Association of the Company and the Memorandum and Articles of Association amended to reflect the changes proposed by Resolutions 12 and 13.
2	The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 1995, specifies that only those holders of ordinary shares registered in the register of members of the Company as at 6.00pm on 2 May 2005 shall be entitled to attend or vote at the AGM in respect of the number of ordinary shares registered in their name at that time. Changes to entries on the register of members after 6.00pm on 2 May 2005 shall be disregarded in determining the rights of any person to attend or vote at the Meeting.

BG GROUP ANNUAL REVIEW 2004	23

Back to Contents

Notice of sixth Annual General Meeting of BG Group plc continued

SPECIAL RESOLUTIONS

Resolution 10 That the Directors be empowered to allot equity securities (as defined in Section 94 of the Act), entirely paid for in cash:

(a)	of an unlimited amount in connection with a rights issue (as defined in the Company’s Articles of Association); and

(b)	otherwise than in connection with a rights issue, of an amount up to £17 692 165, free of the restrictions in Section 89(1) of the Act provided that:

(i) this power shall expire on the date of the Annual General Meeting of the Company in 2006 or, if earlier, 4 August 2006 and is in substitution for all previous such powers, which shall cease to have effect from the date of this Resolution, without affecting the validity of any allotment of securities already made under them; and

(ii) during that period, the Directors can make offers and enter into agreements which would, or might, require equity securities to be allotted after that period.

In working out the maximum amount of equity securities for the purposes of paragraph (b) above, the nominal value of rights to subscribe for shares or to convert any securities into shares will be taken as the nominal value of the shares which would be allotted if the subscription or conversion takes place.

For the purposes of this Resolution:

(a)	references (except in paragraph (b) below) to an allotment of equity securities shall include a sale of treasury shares; and

(b)	the power granted by this Resolution, insofar as it relates to the allotment of equity securities rather than the sale of treasury shares, is granted pursuant to the authority under Section 80 of the Act conferred by Resolution 8.

Resolution 11
That the Company be generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Act) of ordinary shares of 10 pence each of the Company (‘ordinary shares’) provided that:

(a)	the maximum number of ordinary shares hereby authorised to be acquired is 353 843 302;

(b)	the minimum price which may be paid for any such ordinary share is 10 pence, the nominal value of that share;

(c)	the maximum price which may be paid for any such ordinary share is an amount equal to 105% of the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the share is contracted to be purchased; and

(d)	the authority hereby conferred shall expire on the date of the Annual General Meeting of the Company in 2006 or, if earlier, 4 August 2006; but a contract for purchase may be made before such expiry which will or may be executed wholly or partly thereafter, and a purchase of ordinary shares may be made in pursuance of any such contract.

Resolution 12 That:

(a)	Clause 4.37 of the Company’s Memorandum of Association be amended:

	(i)	by the insertion of a new Clause 4.37.3 as follows:

	4.37.3	to provide a Director, former Director, Company Secretary or other officer of the Company with funds to meet expenditure incurred or to be incurred by him in defending any criminal or civil proceedings or in connection with any application under those provisions of the Companies Act 1985 referred to in Section 337A of that Act and to do anything to enable a Director, former Director, Company Secretary or other officer of the Company to avoid incurring such expenditure;

	(ii)	by the deletion of ‘and’ from the end of Clause 4.37.1(iii); and

	(iii)	by the deletion of the full stop at the end of Clause 4.37.2 and the insertion of ‘; and’.

(b)	The Company’s Articles of Association be amended as follows:

	(i)	Article 107.2 be amended by the insertion of the following as the ninth bullet point:

• the funding of expenditure by one or more Directors in defending proceedings against him or them or doing anything to enable such Director or Directors to avoid incurring such expenditure.

and by the insertion of the following as the tenth bullet point:

• indemnities in favour of Directors which are consistent with, or no more onerous than, the provisions of these Articles;.

	(ii)	by the deletion of Article 148.1 and the insertion of a new Article 148.1 as follows:

	148.1	Subject to the provisions of, and so far as is permitted by and consistent with the legislation and the Listing Rules of the UK Listing Authority, every Director, Company Secretary or other officer of the Company shall be indemnified by the Company out of its own funds against (a) any liability incurred by or attaching to him in connection with any negligence, default, breach of duty or breach of trust by him in relation to the Company or any associated company (as defined in Section 309A(6) of the Companies Act 1985) (an ‘Associated Company’) other than (i) any liability to the Company or any Associated Company and (ii) any liability of the kind referred to in Sections 309B(3) or (4) of the Companies Act 1985; and (b) any other liability incurred by or attaching to him in the actual or purported execution and/or discharge of his duties and/or the exercise or purported exercise of his powers and/or otherwise in relation to or in connection with his duties, powers or office.

Where a Director, Company Secretary or other officer of the Company is indemnified against any liability in accordance with this Article 148.1,

24	BG GROUP ANNUAL REVIEW 2004

Back to Contents

such indemnity shall extend to all costs, charges, losses, expenses and liabilities incurred by him in relation thereto;

(iii)	by the deletion of all of the provisions of Article 148.2 with the exception of the final sentence: “Article 148.1 also covers any liability to pay an amount in respect of shares acquired by a nominee of the Company.”, which shall remain;

(iv)	by the insertion of a new Article 148.6 as follows:

148.6	Subject to the provisions of, and so far as is permitted by and consistent with the legislation and the Listing Rules of the UK Listing Authority, the Company (i) shall provide a Director, Company Secretary or other officer of the Company with funds to meet expenditure incurred or to be incurred by him in defending any criminal or civil proceedings or in connection with any application under the provisions mentioned in Section 337A(2) of the Companies Act 1985 and (ii) shall do anything to enable a Director, Company Secretary or other officer of the Company to avoid incurring such expenditure, but so that the terms set out in Section 337A(4) to (6) of the Companies Act 1985 shall apply to any such provision of funds or other things done.

Resolution 13
That the Company’s Articles of Association be further amended by making the changes indicated in accordance with the document produced to the sixth Annual General Meeting of the Company and initialled by the Chairman for the purposes of identification.

Registered Office:	By order of the Board
100 Thames Valley Park Drive	Ben Mathews
Reading	Company Secretary
Berkshire RG6 1PT

Registered in England & Wales No. 3690065	7 March 2005

A shareholder entitled to attend and vote is entitled to appoint a proxy or proxies to attend and, on a poll, to vote instead of him/her. A proxy need not be a shareholder of the Company. Further details of proxy appointment are given on page 27.

EXPLANATORY NOTES
In line with the recommendations by Paul Myners and the Shareholder Voting Working Group issued in January 2004 (the ‘Myners Report’) and with emerging best practice, voting at the Meeting will be by poll rather than by show of hands. The Chairman will invite each shareholder and proxy present at the meeting to complete a poll card indicating how they wish to cast their votes in respect of each resolution. In addition, the Chairman will cast the votes for which he has been appointed as proxy. Poll cards will be collected at the end of the meeting and the preliminary results declared. Once the results have been verified by the Company’s Registrar, they will be notified to the UK Listing Authority and published on the Company’s website.

Annual Report and Accounts (Resolution 1)
The Directors must lay before the Meeting the accounts of the Company for the financial year ended 31 December 2004, the Directors’ Report, the Remuneration Report and the Auditors’ Report on the accounts and the auditable part of the Remuneration Report.

Remuneration Report (Resolution 2)
UK listed companies must put an ordinary resolution to shareholders at the Annual General Meeting seeking approval of the Remuneration Report. The vote is advisory in nature, in that payments made or promised to Directors will not have to be repaid in the event that the resolution is not passed.

Declaration of a Dividend (Resolution 3)
A final dividend for the year ended 31 December 2004 of 2.08 pence per ordinary share is recommended by the Directors. A final dividend can be paid only after it has been declared by the shareholders at a general meeting. It is proposed that shareholders declare this dividend by passing Resolution 3. If so declared, the final dividend will be paid on 13 May 2005 to ordinary shareholders who were on the register of the Company at the close of business on 1 April 2005. ADR holders will be entitled to receive the US$ equivalent of £0.104 per ADS on 20 May 2005.

An interim dividend for the year ended 31 December 2004 of 1.73 pence per ordinary share was paid on 10 September 2004.

Election of Baroness Hogg (Resolution 4)
The Company’s Articles of Association require any Director newly appointed by the Board to retire at the first Annual General Meeting following their appointment. Baroness Hogg was appointed to the Board as a non-executive Director on 27 January 2005. Biographical details of Baroness Hogg are given on page 13. In reviewing the recommendation of the Nominations Committee concerning this election, the Board has concluded that Baroness Hogg is independent in character and judgement and will make an effective and valuable contribution to the Board and demonstrate commitment to the role. The Board unanimously recommends her election.

Re-appointment and Remuneration of Auditors (Resolutions 5 and 6)
The Company is required to appoint auditors at each general meeting at which accounts are laid before the Company, to hold office until the next such meeting. Following the recommendation of the Audit Committee, the Directors propose that PricewaterhouseCoopers LLP be reappointed as Auditors of the Company. Resolution 6 proposes that the Audit Committee be authorised to determine the level of the Auditors’ remuneration.

Political Donations (Resolution 7)
As stated in the Company’s Statement of Business Principles, it is the Company’s policy not to make contributions to political parties. This policy is strictly adhered to and there is no intention to change it. Section 347A of the Companies Act 1985 (the ‘Act’) includes very broad definitions of ‘donations’ to ‘EU political organisations’ and of ‘EU political expenditure’ which may have the effect of covering a number of normal business activities that would not be thought to be political donations in the usual sense. To avoid any possibility of inadvertently contravening the Act, the Directors consider that it would be prudent to follow the procedure specified in the Act to obtain shareholder approval for the Company

BG GROUP ANNUAL REVIEW 2004	25

Back to Contents

Notice of sixth Annual General Meeting of BG Group plc continued

and BG International Limited each to make donations to EU political organisations of up to £25 000 and to incur EU political expenditure of up to £25 000 in the forthcoming year. BG International Limited is a wholly-owned subsidiary of the Company and is the largest employer in the Group. This authority will not be used to make any political donations as that expression would have been understood before Part XA of the Act became law.

Authority to Allot Shares (Resolution 8)
The Directors are currently authorised to allot relevant securities. However, this authority terminates on the date of the 2005 Annual General Meeting. This resolution proposes that such authority be renewed and that the Directors be authorised to allot up to 1 233 684 315 ordinary shares for the period ending on the date of the Company’s Annual General Meeting in 2006 or, if earlier, 4 August 2006. The authority represents one-third of the share capital of the Company in issue at 4 March 2005. This amount complies with guidelines issued by investor bodies. The Directors have no present intention of issuing any relevant securities other than pursuant to employee share schemes.

Directors’ Fees (Resolution 9)
This resolution relates to fees payable to non-executive Directors. It is proposed that the maximum aggregate Directors’ fees that can be paid each year under Article 82 be increased from £500 000 to £1 000 000. It is important for the Company to continue to attract and retain non-executive directors of the highest calibre and that they are adequately compensated for the vital role they play. The responsibilities of, and the time commitment expected from, non-executive directors have increased significantly in the last few years and fees paid to non-executive directors are increasing accordingly. This proposed increase of the aggregate fees limit will give the Company the flexibility, over time, to increase the non-executive Directors’ fees up to an aggregate total of £1  000 000 to ensure the retention of appropriately skilled and committed people. The amendment to the Article, if approved, will also provide the necessary flexibility for the appointment of any additional non-executive directors. Fees paid to Directors are fully disclosed each year in the Remuneration Report, which is put to the general meeting for approval (see Resolution 2).

Disapplication of Pre-emption Rights (Resolution 10)
The Directors are currently authorised to allot unissued shares for cash without first offering them to existing shareholders in proportion to their holdings (a preemptive offer). However, this authority terminates on the date of the 2005 Annual General Meeting. This resolution proposes that such authority be renewed and that the Directors be authorised to allot up to 176 921 651 ordinary shares for cash without a pre-emptive offer being made for the period ending on the date of the Company’s Annual General Meeting in 2006 or, if earlier, 4 August 2006. Following the introduction of the Treasury Shares Regulations, this authority will now also cover the sale of treasury shares for cash. The authority represents approximately 5% of the share capital in issue at 4 March 2005. This amount complies with guidelines issued by investor bodies.

Authority to Make Market Purchases of Own Ordinary Shares (Resolution 11)
In certain circumstances, it may be advantageous for the Company to purchase its own ordinary shares and Resolution 11 seeks authority from shareholders to do so.

The Directors intend to exercise this power only when, in the light of market conditions prevailing at the time, they believe that to do so would be in the best interests of shareholders generally. Before deciding on the course of action, the Directors would take into account the impact of any purchase on earnings per share, as well as other investment opportunities and the overall financial position of the Company.

Any shares purchased in this way will, unless the Directors determine that they are to be held as treasury shares (see below), be cancelled and the number of shares in issue will be reduced accordingly. Shares held in treasury will not automatically be cancelled and will not be taken into account in future calculations of earnings per share (unless they are subsequently resold or transferred out of treasury).

Following the implementation of the Treasury Shares Regulations, the Companies Act 1985 now allows companies to hold shares acquired by way of market purchase in treasury, rather than having to cancel them. The Company may now therefore consider holding any of its own shares that it purchases pursuant to the authority conferred by this resolution as treasury shares as an alternative to cancelling them. This would give the Company the ability to re-issue such treasury shares quickly and cost effectively, and would provide the Company with additional flexibility in the management of its capital base. The Directors believe that it is desirable for the Company to have this flexibility.

No dividends will be paid on shares whilst held in treasury and no voting rights will be exercisable in respect of treasury shares.

The resolution specifies the maximum number of shares which may be acquired (10% of the Company’s issued ordinary share capital) and the maximum and minimum prices at which they may be bought.

The total number of options to subscribe for equity shares outstanding at 4 March 2005 is 54.2 million. This represents 1.53% of the issued share capital at that date. If the Company bought back the maximum number of shares permitted pursuant to the passing of this resolution and cancelled them, then the total number of options to subscribe for equity shares outstanding at that date would represent 1.7% of the issued share capital as reduced following those repurchases. At 4 March 2005, there are no warrants to subscribe for ordinary shares outstanding and no ordinary shares held in treasury.

Articles of Association – Directors’ Indemnities and Funding of Directors’ Defence Costs (Resolution 12)
The Companies (Audit, Investigations and Community Enterprise) Act 2004 inserts a new section 309A in the Companies Act 1985 which allows a company to indemnify its directors against any liability incurred by a director to any person (other than the Company or any associated company) in connection with any negligence, default, breach of duty or breach of trust in relation to the Company. This was previously prohibited under section 310 of the Companies Act 1985. It also inserts a new section 337A in the Companies Act 1985 which allows a company to provide its directors with funds to cover the costs incurred by a director in defending legal proceedings against him or her. Previously, a company has only been able to fund a director’s defence costs once final judgment in their favour has been reached.

26	BG GROUP ANNUAL REVIEW 2004

Back to Contents

Since directors are increasingly being added as defendants in legal actions against companies, and litigation is often very lengthy and expensive, the Board believes that the risk of directors being placed under significant personal financial strain is increasing. The Board believes that the provision of appropriate indemnities and the funding of directors’ defence costs as they are incurred, as permitted by the new legislation, are reasonable protection for the Directors, and are important to ensure that the Company continues to attract and retain the highest calibre of directors.

The Board therefore proposes that the Memorandum and Articles of Association be amended to reflect the new statutory provisions. The effect of the proposed resolution is:

(i) To amend the wording of the existing indemnity in Article 148 to reflect the new provisions. The deleted provisions reflect the language of the old statutory provisions and are therefore out-of-date. The proposed amendment to Article 107.2 is to ensure that the Directors can collectively vote in respect of such indemnities.

(ii) To amend the Memorandum of Association to insert a power to fund defence costs and to amend the Articles of Association to provide that the Company shall fund a director’s defence costs should an action be brought against him or her. The proposed amendment to Article 107.2 is to ensure that the Directors can collectively vote in respect of such funding.

Individual Directors of the Company would still be liable to pay any damages awarded to the Company in an action against them by the Company, and to repay their defence costs, to the extent funded by the Company, if their defence is unsuccessful.

The new legislation does not restrict the Company from indemnifying or funding the defence costs of the Company Secretary or other officers of the Company. The Board believes it is appropriate that such persons be indemnified in respect of their liabilities in such positions to the same extent as the Directors.

Articles of Association – Other Amendments (Resolution 13)
Since April 2002, when the Company’s Articles of Association were last amended, there have been a number of legislative, regulatory and best practice developments which the Board believes should be reflected in the Articles. A number of further amendments to the Articles of Association are therefore being proposed to implement the various changes.

Details of the proposed changes are set out below. A copy of the Company’s Articles of Association, as amended to reflect these changes, and the other changes proposed pursuant to Resolution 12 above, will be available for inspection at the Meeting at the International Convention Centre, Birmingham B1 2EA from 10.00am until the conclusion of the AGM and at 100 Thames Valley Park Drive, Reading, Berkshire RG6 1PT from the date of this Notice until the conclusion of the Meeting.

1. Treasury shares
Treasury shares are shares in a listed company which have been purchased by that company out of its distributable profits and then held by that company in treasury for re-sale for cash, transfer in connection with an employee share scheme or cancellation.

The Articles of Association already permit the Company to buy back, or agree to buy back in the future, any shares of any class in accordance with the Companies Act 1985 and other applicable laws. If Resolution 11 is passed, the Company will continue to be authorised to make market purchases of its own ordinary shares. The amendments will specify that the Company may hold shares as treasury shares, and provide that the Company will not exercise any rights in connection with them whilst held in treasury.

2. CREST voting by institutions
The Articles of Association already permit members of CREST to appoint proxies electronically. Some minor alterations to the Articles are proposed to clarify the provisions in the light of the underlying legislation introduced in 2003.

3. Electronic archiving
The proposed amendments will allow the Company to keep electronic archives of various documents relating to shareholders rather than hard copy archives of such documents. The Board believes that electronic archiving will result in cost savings for the Company.

4. Voting by poll
Under the Articles of Association, in the first instance votes at a general meeting are taken by a show of hands. The Chairman may exercise his discretion to call for a poll in relation to any resolution. At last year’s AGM, the Chairman called a poll on every resolution.

The Myners Report recommended that a poll should be called on all substantive resolutions at companies’ general meetings and recommended that listed companies consider including a provision to this effect in their articles of association. The Board considers that the use of polls for voting on substantive resolutions will usually be appropriate since it produces a more transparent method of voting and an exact and definitive result.

The proposed amendments to the Articles of Association will delete the requirement that resolutions first be put to a show of hands and will provide the flexibility to have all substantive resolutions voted on by way of a poll. Procedural resolutions may continue to be decided by a show of hands unless a poll is demanded.

5. Proxies speaking at general meeting
The Myners Report also recommended that proxies should be permitted to speak at general meetings. The Articles of Association currently provide that proxies cannot speak at general meetings of the Company.

The proposed amendments delete the prohibition on proxies speaking at the Company’s general meetings and would therefore bring the Articles in line with the Myners Report recommendation.

6. References to legislation
The Articles of Association include references to certain acts which have now been superseded. The proposed changes will update the Articles of Association to replace references to out-of-date legislation with references to current legislation.

BG GROUP ANNUAL REVIEW 2004	27

Back to Contents

Notice of sixth Annual General Meeting of BG Group plc continued

Recommendation
Your Directors unanimously recommend that you vote in favour of all the above resolutions as they intend to do so themselves in respect of their own beneficial holdings, with the exception of Resolutions 9 and 12, where they will be abstaining.

Appointing a proxy
A proxy form is enclosed with this Notice and instructions for its use are shown on the form. Proxies must be submitted by 11.00am on Monday 2 May 2005 to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6BA. Details of how to submit your proxy electronically are given below.

Electronic proxy voting
Shareholders may register the appointment of a proxy for the AGM electronically at www.sharevote.co.uk, a website operated by the Company’s Registrar, Lloyds TSB Registrars. Shareholders are advised to read the terms and conditions, shown on the website, relating to the use of this facility before appointing a proxy. Any electronic communication sent by a shareholder that is found to contain a computer virus will not be accepted. Electronic communication facilities are available to all shareholders and those who use them will not be disadvantaged in any way.

Electronic proxy appointment through CREST
CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the AGM to be held on 4 May 2005 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a ‘CREST Proxy Instruction’) must be properly authenticated in accordance with CRESTCo’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the issuer’s agent (ID 7RA01) by 11.00am on Monday 2 May 2005. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service provider(s) are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Summary of AGM business
A summary of the business carried out at the meeting will be published on the Group’s website,
www.bg-group.com

www.bg-group.com/investorrelations www.sharevote.co.uk

28	BG GROUP ANNUAL REVIEW 2004

Back to Contents

Shareholder information

HOW TO GET TO THE ANNUAL GENERAL MEETING
The map on the back cover shows the location of the AGM.

HOW TO FIND OUT MORE ABOUT BG GROUP
If you would like to learn more about our operations and business policies, the following publications are available on our website, www.bg-group.com or on request from the registered office address:

•    2004 Annual Report and Accounts

•    2004 Corporate Responsibility Report

•    Statement of Business Principles

ELECTRONIC COMMUNICATIONS
Shareview, the electronic shareholder communications service from Lloyds TSB Registrars, gives you access to more information on your shareholding including balance movements, indicative share prices and information on recent dividend payments. It also allows you to change your registered address details, set up a dividend mandate or change your existing mandated details. To register for this free service, visit www.shareview.co.uk and follow the simple instructions. You will need your shareholder reference number which can be found on your dividend tax voucher. Through Shareview you can also register to receive Company communications electronically.

VOTING ELECTRONICALLY
All shareholders can submit proxies for the Annual General Meeting electronically at www.sharevote.co.uk

Alternatively, shareholders who have already registered with Shareview can appoint a proxy by logging on to Shareview and then clicking on ‘Company meetings’.

CONSOLIDATED TAX VOUCHERS
Shareholders who have elected to have their dividends paid directly into their bank account receive just one tax voucher each year covering both the interim and final dividend payments. The consolidated tax voucher enclosed with this Annual Review covers all dividends paid during the 2004/2005 tax year. If you have more than one shareholder account in the same name(s) you will receive a separate letter in respect of the shareholdings in addition to the one shown on the consolidated tax voucher enclosed with this Annual Review. Shareholders wishing to receive a tax voucher in respect of each dividend payment should contact Lloyds TSB Registrars at the address shown below or call 0870 600 3951.

OVERSEAS DIVIDEND PAYMENTS
A service has been established to provide shareholders in over 30 countries worldwide with the opportunity to receive BG Group dividends in their local currency. For a small flat rate fee, shareholders can have their dividends automatically converted from Sterling and paid into their bank account, normally within five working days of the dividend payment date.

For further details, please contact Lloyds TSB Registrars at the address below or call +44 (0)121 415 7029.

BG GROUP CORPORATE INDIVIDUAL SAVINGS ACCOUNTS (ISAs)
Carr Sheppards, 2 Gresham Street, London EC2V 7QN. Telephone 020 7597 1500.

LOW COST SHARE DEALING SERVICES
Information on a range of low cost share dealing services is available from LloydsTSB Registrars on 0870 600 3951 or at www.bg-group.com/dealing

GIFTING YOUR SHARES
To transfer your shares to another member of your family as a gift, please ask the Registrar for a gift transfer form. The completed transfer form with the relevant share certificate(s) should be completed and returned to our Registrar to record the change in ownership. If you have a small number of shares and would like to donate them to charity, please ask our Registrar for a ShareGift (charity donation scheme) transfer form. Information is also available on the ShareGift website at www.sharegift.org

ENQUIRIES ABOUT THE GROUP
Enquiries relating to the Group’s results, business and financial position should be made in writing to the Head of Investor Relations, at the registered office address or by email to invrel@bg-group.com

ENQUIRIES ABOUT SHAREHOLDER MATTERS
Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA. Telephone 0870 600 3951

Back to Contents

HOW TO GET TO THE ANNUAL GENERAL MEETING
The map below shows the location of the AGM. Car parking is
available at the International Convention Centre (ICC) as shown on the map. Parking spaces for the disabled are available on request from the ICC. Please call 0121 644 6006 if you wish to reserve a space.

BG Group plc
100 Thames Valley Park Drive
Reading, Berkshire RG6 1PT
www.bg-group.com

Registered in England & Wales No. 3690065

Designed and produced by Black Sun Plc. Printed by Butler and Tanner

IMPORTANT NOTE
This Annual Review is only a summary of information in the Company’s accounts, Directors’ Report and Directors’ Remuneration Report. It does not contain sufficient information to allow for as full an understanding of the results of the Group and the state of affairs of the Company or the Group or of its policies and arrangements concerning Directors’ remuneration as would be provided by the full BG Group Annual Report and Accounts 2004.

Shareholders who would like more detailed information may obtain a copy of the full Annual Report and Accounts for 2004 from our website www.bg-group.com. Alternatively, it is available free of charge from the Head of Investor Relations at the registered office address on the back page. If you wish to receive the full Annual Report and Accounts in future years please write to Lloyds TSB Registrars at their address, shown on the inside back cover.

Cautionary note to shareholders in relation to certain forward-looking statements
This Annual Review includes ‘forward-looking information’ within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. Certain statements included in this Annual Review including, without limitation, those concerning: strategies, outlook and growth opportunities; positioning to deliver future plans and to realise potential for growth; the development and commencement of commercial operations of new projects; liquidity and capital resources; the economic outlook for the gas and oil industries; regulation; and statements preceded by ‘expected’, ‘scheduled’, ‘targeted’, ‘planned’, ‘proposed’, ‘intended’ or similar statements, contain certain forward-looking statements concerning the Group’s operations, economic performance and financial condition. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors: changes in economic, market and competitive conditions, including gas and oil prices; success in implementing business and operating initiatives; changes in the regulatory environment and other government actions; the failure to ensure the safe operation of the Group’s assets worldwide; commodity risk, being the risk of a significant fluctuation in gas and/or oil prices from those assumed; fluctuations in exchange rates, in particular the US$/UK£ exchange rate being significantly different from that assumed; and risks encountered in the gas and oil exploration and production sector in general.

Back to Contents

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BG Group plc

Date: March 16, 2005

By:	/s/ Ben Mathews
Name:	Ben Mathews
Title:	Company Secretary